ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 20, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block, Esq.

Attorney-Advisor

Re:	Euronav NV

Registration Statement on Form F-1

CIK No. 0001604481

Registration No. 333-198625

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Euronav NV (the “Company”) in connection with the registration of the Company’s ordinary shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 29, 2014. By letter dated May 23, 2014, (the “First Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was confidentially submitted to the Commission for review on June 16, 2014. By letter dated June 27, 2014, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Draft Registration Statement. The second amended draft registration statement on Form F-1 (the “Second Amended Draft Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter was confidentially submitted to the Commission for review on July 29, 2014. By letter dated August 13, 2014, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Draft Registration Statement. The third amended draft registration statement on Form F-1 (the “Third Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the Third Comment Letter, was confidentially submitted to the Commission for review on August 22, 2014. By letter dated September 5, 2014, the Staff provided the Company with its comments (the “Fourth Comment Letter”) to the Third Amended Draft Registration Statement on Form F-1. The Company’s registration statement on Form F-1 (the “Form F-1 Registration Statement”), which responded to the Staff’s comments contained in the Fourth Comment Letter, was publicly filed with the Commission via EDGAR on September 8, 2014. By letter dated September 22, 2014, the Staff provided the Company with its comments (the “Fifth Comment Letter”) to the Form F-1 Registration Statement. The Company’s first amended registration statement on Form F-1 (the

U.S. Securities and Exchange Commission

January 20, 2015

“First Amended Registration Statement”), which responded to the Staff’s comments contained in the Fourth Comment Letter, was publicly filed with the Commission via EDGAR on November 4, 2014. By letter dated November 14, 2014, the Staff provided the Company with its comments (the “Sixth Comment Letter”) to the First Amended Registration Statement. The Company’s second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responded to the Staff’s comments contained in the Sixth Comment Letter, was publicly filed with the Commission via EDGAR on January 14, 2015. By letter dated January 16, 2015, the Staff provided the Company with its comments (the “Seventh Comment Letter”) to the Form F-1 Registration Statement. The Company’s third amended registration statement on Form F-1 (the “Third Amended Registration Statement”), which responds to the Staff’s comments contained in the Seventh Comment Letter, was publicly filed with the Commission via EDGAR is today being publicly filed with the Commission via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Third Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Seventh Comment Letter.

Recent and Other Developments, page 12

1.	We note from the disclosure on page 12 and elsewhere in the registration statement, that on October 1, 2014, the TI Pool in which you own approximately a 40% interest and Frontline, a company not affiliated with you, announced the formation of VLCC Chartering Ltd., a new chartering joint venture that has access to the combined fleets of Frontline and the TI Pool, including your vessels that operate in the TI Pool. We also note that VLCC Chartering Ltd. commenced operations on October 6, 2014. Please tell us and revise your disclosure on page 12 to explain the ownership interest in VLCC Chartering Ltd. that you will own as a result of this transaction and your planned accounting treatment for your investment in VLCC Chartering Ltd. in your IFRS financial statements. Note 17 to your interim financial statements should be similarly revised to include these disclosures.

The Company advises the Staff that VLCC Chartering Ltd. (“VLCC Chartering”) is equally owned (50% each) by Tankers International LLC (“Tankers International”), of which the Company owns 41.1% of the outstanding interests, and Frontline Management (Bermuda) Ltd. (“Frontline”), a company not affiliated with the Company. Beginning October 1, 2014, the Company expects to treat VLCC Chartering as an associate and account for it using the equity method. In response to the Staff’s comment, the Company has revised the referenced disclosure throughout the Third Amended Registration Statement and Note 17 to its interim financial statements included therein to provide this additional information.

Capitalization, page 58

U.S. Securities and Exchange Commission

January 20, 2015

2.	Please revise the introductory paragraph to your capitalization disclosures on page 58 to also disclose that your capitalization disclosures on an “as adjusted” basis also give effect to the acquisition of the last Maersk Acquisition Vessel, the Sandra, for an aggregate amount of $78.0 million, of which a remaining payment of $70.2 million was made, consistent with the disclosures in footnote (1) to the table on page 59.

The Company advises the Staff that it has revised the introductory paragraph to the capitalization table to disclose that, on an “as adjusted” basis, the information in the table gives effect to the acquisition of the last Maersk Acquisition Vessel, the Sandra.

Properties, page 170

3.	We note that the amount of lease payments made under your lease agreements with Reslea N.V., an entity controlled by Saverco, and Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres Shipping, of $207,215 and $218,319, respectively do not agree to the amounts disclosed in Note 22 to your financial statements on page F-84. Please reconcile and revise these disclosures. Also, please revise the notes to your audited financial statements to disclose the nature and significant terms of the subleasing transactions with related parties described in the last two paragraphs on page 170 as required by paragraph 18 of IAS 24 or explain why you do not believe this is required.

The Company advises the Staff that under its lease agreement with Reslea N.V., an entity controlled by Saverco, the Company paid an annual rent of $196,189 for the year ended December 31, 2013 and an annual rent of $207,215 for the year ended December 31, 2014. The Company further advises the Staff that under its lease agreement with Nea Dimitra Ktimatiki Kai Emporiki S.A., an entity controlled by Ceres, the Company paid an annual rent of $238,185 for the year ended December 31, 2013 and an annual rent of $218,319 for the year ended December 31, 2014. The Company has revised its disclosure under the heading “Certain Relationships and Related Party Transactions – Properties” to disclose the foregoing. The amounts paid by the Company under these leases in 2013 are consistent with the disclosure in Note 22 of the Company’s audited consolidated financial statements. Amounts paid by the Company under these leases for the year ended December 31, 2014 will be included in the Company’s audited financial statements for the year ended December 31, 2014.

The Company advises the Staff that the referenced subleases were entered into in September 2014. The Company believes that inclusion of information regarding these subleases in its audited consolidated financial statements as of and for the year ended December 31, 2013 is not required by paragraph 18 of IAS 24 because these subleases were entered into after the balance sheet date and after the

U.S. Securities and Exchange Commission

January 20, 2015

Company’s board of directors authorized the financial statements for issue on April 25, 2014. Accordingly, the Company has not revised the notes to its audited financial statements for the year ended December 31, 2013 to include the subleasing transactions. The Company advises the Staff that it has revised Note 18 to its unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2014, included in the Third Amended Registration Statement, to include these subleasing transactions.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin, Esq. at (212) 574-1420, Keith Billotti, Esq. at (212) 574-1274 or Filana Silberberg, Esq. at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe